Exhibit 99.1

30 June 2021

Tremor International Ltd

(“Tremor” or the “Company”)

Posting of Annual Report and Accounts

Tremor International Ltd (AIM/NASDAQ: TRMR), a global company offering an end-to-end software platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, confirms that its Annual Report and Accounts for the year ended 31 December 2020 have been posted to Shareholders and are now available on the Company’s website at www.tremorinternational.com.

The Company’s Notice of Annual General Meeting will be posted in due course.

For further information please contact:

Tremor International Ltd Ofer Druker, Chief Executive Officer Sagi Niri, Chief Financial Officer	via Vigo Consulting

finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

Vigo Consulting Jeremy Garcia Antonia Pollock	Tel: +44 20 7390 0230

About Tremor International

Tremor is a global company offering an end to end software advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor’s unique approach is centred on offering a full stack of end-to-end software solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video’s innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world’s largest DSPs and is compatible with most AdAge top 100 brands.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ .